DIRECT DIAL: (512) 469-6158 EMAIL: kari.potts@tklaw.com	Thompson & Knight llp ATTORNEYS AND COUNSELORS 1700 PACIFIC AVENUE • SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK —————— ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO SãO PAULO VITóRIA
April 21, 2006
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Brigham Exploration Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-1131881)
Dear Ms. Duru,
     On behalf of Brigham Exploration Company (“Brigham”), we have the following response to the legal comment of the Staff of the Securities and Exchange Commission (the “SEC”) delivered via voicemail to Kari Potts on April 14, 2006 regarding the re-issuance of Comment No. 4 from the SEC’s letter dated March 17, 2006. Our response is based upon information provided to us by the selling stockholders.
Comment No. 4: Selling Stockholders, page 21
Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.
     Response: Brigham has not disclosed the names of the members of the investment committees. The investment committees of each of the selling stockholders is comprised of at least three members and requires a majority vote for approval of disposition decisions. The telephone interpretation cited refers to using Rule 13d-3 by analogy to determine voting and investment control over securities. Under Rule 13d-3, if the investment committee is comprised of at least three people and requires majority vote for approval of voting on disposition decisions, no one individual will be considered to have the power to vote or make investment decisions. As

Ms. Mellissa Duru
April 21, 2006

such beneficial ownership should not be attributed to these individual members of the investment committees.
     Please direct any questions or additional comments regarding this letter to me at (512) 469-6158.

Very truly yours,
/s/ Kari A. Potts
Kari A. Potts

Courtesy Copies To:

cc:	Ben M. Brigham
Brigham Exploration Company

Joe Dannenmaier
Thompson & Knight L.L.P.